Exhibit 99.1

China Index Holdings Announces First Quarter 2022 Unaudited Financial Results

BEIJING, May 20, 2022 /Globe Newswire/ -- China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Highlights

•	Total revenues were RMB118.5 million, a decrease of 11.4% from RMB133.7 million in the corresponding period of 2021.

•	Operating income was RMB45.3 million, a decrease of 25.5% from RMB60.8 million in the corresponding period of 2021.

•	Net income was RMB41.9 million, a decrease of 25.9% from RMB56.6 million in the corresponding period of 2021.

First Quarter 2022 Financial Results

Revenues

CIH reported total revenues of RMB118.5 million in the first quarter of 2022, a decrease of 11.4% from RMB133.7 million in the corresponding period of 2021, primarily due to the broad macro environment challenges the industry was facing.

•	Revenues from information and analytics services (SaaS) were RMB56.6 million in the first quarter of 2022, a decrease of 11.2% from RMB63.8 million in the corresponding period of 2021.

•	Revenues from marketplace services were RMB61.9 million in the first quarter of 2022, a decrease of 11.6% from RMB70.0 million in the corresponding period of 2021.

Cost of Revenues

Cost of revenues was RMB21.7 million in the first quarter of 2022, a decrease of 14.1% from RMB25.3 million in the corresponding period of 2021, primarily due to the cost-saving actions CIH has taken in response to the broad macro environment challenges.

Operating Expenses

Operating expenses were RMB51.4 million in the first quarter of 2022, an increase of 8.1% from RMB47.6 million in the corresponding period of 2021.

•	Selling and marketing expenses were RMB24.5 million in the first quarter of 2022, a decrease of 7.4% from RMB26.5 million in the corresponding period of 2021, primarily due to a decrease in personnel cost.

•	General and administrative expenses were RMB26.9 million in the first quarter of 2022, an increase of 27.6% from RMB21.1 million in the corresponding period of 2021, primarily due to an increase in bad debt expense and the accrual of professional fees.

Operating Income

Operating income was RMB45.3 million in the first quarter of 2022, a decrease of 25.5% from RMB60.8 million in the corresponding period of 2021.

Income Tax Expenses

Income tax expenses were RMB7.0 million in the first quarter of 2022, a decrease of 24.1% from RMB9.2 million in the corresponding period of 2021.

Net Income

Net income was RMB41.9 million in the first quarter of 2022, a decrease of 25.9% from RMB56.6 million in the corresponding period of 2021.

Business Outlook

Due to current unstable market conditions, management believes CIH’s 2022 annual revenue is expected to decrease approximately 10% year-to-year. These estimates represent management’s current and preliminary views, which are subject to change.

Recent Developments

Board Changes

Mr. Jeff Xuesong Leng and Ms. Jill Jie Jiao have resigned from the Board and committees of the Board for personal reasons, effective May 20, 2022. Mr. Leng and Ms. Jiao’s resignations did not result from any disagreement with the Company or on any matter related to the Company's operations, policies or practices. CIH thanks Mr. Leng and Ms. Jiao for their efforts and contributions to the Company.

Mr. Jason Chenyang Wei and Mr. Jianping Ye have been appointed as independent directors to the Board, effective May 20, 2022. Mr. Wei will serve as Chairperson on the Audit Committee and as a member on the Nominating and Corporate Governance Committee. Mr. Ye will serve as a member on the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation Committee. Upon the effectiveness of Mr. Leng’s and Ms. Jiao’s resignations and Mr. Wei’s and Mr. Ye’s appointments, the Board will consist of five directors, including three independent directors. Below are Mr. Wei’s and Mr. Ye’s biographies.

Mr. Jason Chenyang Wei is Associate Dean of Tsinghua Institute of FinTech Research. At Tsinghua PBC School of Finance (PBCSF), he serves as Director of the China Insurance and Pension Research Center, and Secretary General of Tsinghua PBCSF Global Forum of Real Estate Finance. He is former General Manager of the New York Center and Chief U.S. Economist of Zenity Holdings, a global industrial investment group headquartered in China. Prior to joining Zenity, he was Head of Credit Research at American International Group (AIG). Before joining AIG, he was Senior Economist at the Federal Reserve Bank of Philadelphia, and before that he was Economist at the Federal Reserve Bank of New York. He is also a Research Fellow at Wharton Financial Institutions Center. He has published on top-tier finance and policy journals including Review of Financial Studies, Economic Policy Review, Tsinghua Financial Review, and International Financial Review. He is former Chairman of Board of The Chinese Finance Association (TCFA), the largest global association of Chinese finance professionals with over 6000 members worldwide. He served as President of TCFA from 2014 to 2015. He holds a Ph.D. in Finance from Stern School of Business at New York University, a M.S. in Economics from University of Texas at Austin, and a B.A. in Finance from Tsinghua School of Economics and Management.

Mr. Jianping Ye is Professor and Doctoral Supervisor of the School of Public Administration and Policy of Renmin University of China. He is a member of the Science and Technology Committee of the Ministry of Land and Resources, the Vice Chairman of the Real Estate Appraisal and Brokerage Expert Committee and the Policy Research Committee of the Ministry of Housing and Urban-Rural Development of the People's Republic of China. He is also an executive member of China Land Science Society (also the Vice Chairman of Cultivated Land Protection Branch and Popular Science Branch), the Director of the Department of Land Management of the School of Public Administration and Policy of Renmin University of China (2001-2012), the Vice President of China Institute of Real Estate Appraisers and Agents (2012), Vice President of Beijing Land Science Society, executive member of Global Chinese Real Estate Congress, Honorary Professor of the Departments of Architecture and Real Estate of the University of Hong Kong, Director and Founder of the Asia Pacific Housing Network (APHRN), and Senior Fellow of the Royal Institution of Chartered Surveyors (FRICS). Mr. Ye holds a Ph.D. in Management and a Master’s degree in Economics from Renmin University of China, and a Bachelor’s degree in Engineering from Wuhan University.

Conference Call Information

CIH’s management team will host a conference call on May 20 at 7:00 AM U.S. ET (7:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135110
Toll-Free/Local Toll:
United States	+1 833-239-5755 / +1 332-208-9430
Hong Kong	+852 800-906-603 / +852 3018-6773
Mainland China	+86 800-820-5506 / +86 400-820-5097
Direct Event Passcode	1776643#

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registering, you will be provided with all conference call access information, including dial-in numbers, Direct Event passcode (1776643#), a unique registrant ID and an e-mail with detailed instructions to join the conference call.

Direct Event online registration:

http://apac.directeventreg.com/registration/event/1728096

A telephone replay of the call will be available after the conclusion of the conference call from 10:00 AM ET on May 20, 2022 through 09:59 AM ET May 28, 2022. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free/Local Toll:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 800-988-0601 / +86 400-820-9703
Conference ID:	1728096

A live and archived webcast of the conference call will be available at http://ir.chinaindexholdings.com.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics and promotions services for China's real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with a reliable, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding CIH’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond CIH’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of the Company’s business development strategies, the Company’s ability to continue as a going concern in the future, the impact of the COVID-19 pandemic, and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in CIH’s filings with the U.S. Securities and Exchange Commission. CIH does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations

Email: CIH-IR@fang.com

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), except for share data)

	As of March 31,	As of December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	252,842	361,521
Short-term investments	109,555	-
Accounts receivable, net of allowance for doubtful accounts	52,514	49,217
Prepaid expenses and other current assets	24,543	25,531
Total current assets	439,454	436,269

Non-current assets:
Property and equipment, net	1,067	1,424
Right of use assets	41,915	38,892
Other non-current assets	4,508	4,212
Total non-current assets	47,490	44,528

Total assets	486,944	480,797

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	13,787	11,465
Income taxes payable	28,784	25,474
Deferred revenue	173,293	216,188
Amounts due to a related party	5,684	12,300
Accrued expenses and other current liabilities	96,891	99,657
Total current liabilities	318,439	365,084

Non-current liabilities:
Long-term lease liabilities	34,713	29,570
Other non-current liabilities	77,803	75,288
Total non-current liabilities	112,516	104,858

Total liabilities	430,955	469,942

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of March 31, 2022 and December 31, 2021; 72,475,630 shares issued as of March 31, 2022 and December 31, 2021; 66,788,662 and 66,787,537 shares outstanding as of March 31, 2022 and December 31, 2021, respectively)	500	500
Class B ordinary shares (US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate as of March 31, 2022 and December 31, 2021; 23,636,706 shares issued and outstanding as of March 31, 2022 and December 31, 2021; each Class B ordinary share is convertible into one Class A ordinary share)	163	163
Treasury shares (5,686,968 and 5,688,093 shares as of March 31, 2022 and December 31, 2021, respectively)	(39)	(39)
Capital deficit	(120,769)	(121,631)
Retained earnings	158,286	116,454
Accumulated other comprehensive income	16,413	14,043
Total shareholders’ equity attributable to China Index Holdings Limited	54,554	9,490

Noncontrolling interests	1,435	1,365

Total shareholders’ equity	55,989	10,855

Total liabilities and shareholders’ equity	486,944	480,797

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB, except for per share data)

	Three Months Ended March 31
	2022	2021
Revenues	118,507	133,730
Cost of revenues	(21,732)	(25,298)
Gross profit	96,775	108,432

Operating expenses:
Selling and marketing expenses	(24,534)	(26,502)
General and administrative expenses	(26,904)	(21,084)
Operating income	45,337	60,846
Interest income	1,372	1,607
Investment income	579	2,678
Government grants	1,604	643

Income before income taxes	48,892	65,774
Income tax expenses	(6,990)	(9,212)

Net income	41,902	56,562

Less: net income attributable to noncontrolling interest holders	70	14

Net income attributable to China Index Holdings Limited	41,832	56,548

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	2,370	(3,975)

Total comprehensive income	44,272	52,587

Less: comprehensive income attributable to noncontrolling interest holders	70	14

Comprehensive income attributable to China Index Holdings Limited	44,202	52,573

Earnings per share for Class A and Class B ordinary shares:
Basic	0.46	0.63
Diluted	0.46	0.62
Weighted average number of Class A and Class B ordinary shares and ordinary shares equivalents outstanding:
Basic	90,424,735	90,048,134
Diluted	90,424,735	91,186,956